UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

Specialized Disclosure Report

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SYNNEX CORPORATION

(Exact name of registrant as specified in its charter)

_______________________________

Delaware	001-31892	94-2703333
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

44201 Nobel Drive Fremont, California	94538
(Address of principal executive offices)	(Zip Code)

Simon Y. Leung

Senior Vice President, General Counsel and Secretary

(510) 656-3333

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

As provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at http://ir.synnex.com/financial-information/sec-filings.  The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02	Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SYNNEX CORPORATION

By:  /s/ Simon Y. LeungDated: May 29, 2020

Simon Y. Leung

Senior Vice President, General Counsel and Corporate Secretary